EXHIBIT 3.2

RESTATED ARTICLES OF INCORPORATION
OF
SIERRA PACIFIC POWER COMPANY

    ARTICLE I
    Name

The name of the Corporation is Sierra Pacific Power Company.

    ARTICLE II
    Capital

    2.0 Authorized Capital Stock. The amount of the total authorized capital of the Corporation consists of: (i) one thousand shares (1,000) shares of Common Stock with a par value of $3.75 per share.

    ARTICLE III
    Governing Board

    3.1 Directors. The governing board of the Corporation shall be known as the Board of Directors, and its members shall be known as directors, and the number of directors of the Corporation shall be not less than three (3) nor more than fifteen (15). The exact number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption).
    3.2. Increase or Decrease of Directors. The minimum and maximum number of Directors of the Corporation may be increased or decreased from time to time as provided in the bylaws of the Corporation.

    ARTICLE IV
    Directors' and Officers' Liability

    To the fullest extent permitted by applicable law, a director or officer is not individually liable to the Corporation, its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that: (a) his act or refusal to act constituted a breach of his fiduciary duties as a director or officer; and (b) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. In the event that Nevada law is amended to authorize the further elimination or limitation of liability of directors or officers, then this Article IV shall also be deemed amended to provide for the elimination or limitation of liability to the fullest extent permitted by Nevada law, as so amended.

ARTICLE V
    Amendments to Articles of Incorporation

    The provisions of the Articles of Incorporation, except as expressly otherwise herein provided or otherwise required by law or in a Directors’ Resolution, may be amended or altered by a vote of the holders of a majority of the Common Stock of the Corporation then issued, outstanding and entitled to vote.
ARTICLE VI
Sale of Corporation’s Assets

    The Corporation may sell, lease or exchange all of the Corporation’s property and assets, including the Corporation’s good will and corporate franchises, upon the affirmative vote of a majority of the Board of Directors and no vote of the stockholders shall be required.

ARTICLE VII
Distributions

    The Corporation is specifically authorized to make Distributions, as defined in Nevada Revised Statutes §78.191, as determined from time to time by the Board of Directors, unless, after giving effect to such Distribution, the Corporation would not be able to pay its debts as they become due in the usual course of business.

    IN WITNESS WHEREOF, SIERRA PACIFIC POWER COMPANY has caused this Certificate to be signed by its Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer this 23rd day of January, 2019.

SIERRA PACIFIC POWER COMPANY

By:	/s/ Brandon Barkhuff
Brandon Barkhuff, Vice President, General Counsel,
Corporate Secretary and Chief Compliance Officer

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